UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS PRESS RELEASE No. RI019

Grupo Televisa announces the closing of the sale of its interest in Iusacell and the acquisition of Cablevisión Red

MEXICO CITY, January 8, 2015 - Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO) announced today that it has concluded the sale of its equity interest in Iusacell on the terms previously announced and that part of the proceeds were used to acquire, through a series of transactions, 100% of the equity interest of Cablevisión Red and its subsidiaries (“Cablevisión Red”).

Through this acquisition, Televisa reiterates its confidence in Mexico and in the telecommunications sector and continues to pursue its strategy to establish a telecommunications company with national coverage that delivers more and better services through state of the art technology and internationally competitive prices for the benefit of end users.

The transaction consisted of the acquisition of the equity interest of Cablevisión Red for approximately Ps.3,000 million. Additionally, Televisa assumed obligations and liabilities of Cablevisión Red for approximately Ps.7,200 million.

Cablevisión Red is a telecommunications company that provides video, data and telephony services in Mexico, primarily in the states of Guanajuato, Jalisco, Aguascalientes, Queretaro, Tamaulipas, and Colima, among others. The company has approximately 650 thousand revenue generating units.

In 2015 Cablevisión Red could reach revenues of approximately Ps.2,000 million and earnings before interest, taxes, depreciation and amortization (“EBITDA”) of approximately Ps.1,000 million.

About Grupo Televisa

Televisa is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It operates four broadcast channels in Mexico City, produces and distributes 24 pay-TV brands for distribution in Mexico and the rest of the world, and exports its programs and formats to the U.S. through Univision Communications Inc. (“Univision”) and to other television networks in over 50 countries. Televisa is also an active participant in Mexico’s telecommunications industry. It has a majority interest in Sky, a leading direct-to-home satellite television system operating in Mexico, the Dominican Republic and Central America and in five cable and telecommunications businesses: Cablevisión, Cablemás, Cablecom, TVI and Bestel. Through its cable companies, Televisa offers video, voice, and broadband services. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal Internet portal, and gaming. In the United States, Televisa has equity and debentures that, upon conversion and subject to any necessary approval from the Federal Communications Commission (“FCC”) in the United States, would represent approximately 38% on a fully diluted, as-converted basis of the equity capital in Broadcasting Media Partners, Inc. (“BMP”), the controlling company of Univision, the leading media company serving the United States Hispanic market.

Disclaimer

This press release contains forward-looking statements based on the current expectations of Grupo Televisa, S.A.B.  Actual future events or results could differ materially from these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Grupo Televisa, S.A.B. undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Eduardo Nestel / Tel: (52 55) 5261 2438 / enestel@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / rmoctezumag@televisa.com.mx

www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: January 9, 2015	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel